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                                                                    Ex 26(d)(34)

CERTIFICATE SUPPLEMENT (WAIVER AGREEMENT)
                                                           [MINNESOTA LIFE LOGO]
MINNESOTA LIFE INSURANCE COMPANY, a Securian Financial Group affiliate
400 Robert Street North - St. Paul, Minnesota 55101-2098

GENERAL INFORMATION

This is issued in consideration of your application and the timely payment of the additional required premium. The provisions summarized in this supplement are subject in every respect to the group policy and amendments thereto.

WHAT DOES THE WAIVER OF DEDUCTION BENEFIT PROVIDE?

If you become totally and permanently disabled, as hereinafter defined, upon receipt of due proof of such disability, your insurance under the group policy[, (including all applicable riders),] will be continued in force, subject to the following provisions and without payment of premiums for you during the uninterrupted continuance of such total and permanent disability. [Applies to active participants only (does not apply to those continuing coverage after eligibility ceases).]

WHAT IS "TOTAL" DISABILITY?

Total disability is a disability which occurs while your insurance is in force and which results from an accidental injury or a disease that continuously prevents you from engaging in an occupation. You must be under the care of a licensed physician other than yourself. [During the first 24 months of total disability, "occupation" means your regular occupation. After 24 months, it means any occupation for which you are reasonably fitted by education, training, or experience.

Your total and irrecoverable loss of the following shall be considered total disability even if you engage in an occupation:

     (1)  the sight of both eyes; or

     (2)  the use of both hands; or

     (3)  the use of both feet; or

     (4)  the use of one hand and one foot.]

WHAT IS "PERMANENT" DISABILITY?

Total disability will be considered permanent only after it has existed for at least [six] months.

HOW LONG WILL INSURANCE BE CONTINUED WITHOUT PAYMENT OF PREMIUM?

If you become totally and permanently disabled, insurance will be continued until the earliest of: [

     (1)  the date the maximum duration has been reached.

          The maximum duration is determined by your age on the date disability commences, according to the following schedule:

AGE AT DISABILITY     MAXIMUM DURATION
-----------------   -------------------
  Less than 60       To age 65, but not
                    less than 60 months
        60               60 months
        61               48 months
        62               42 months
        63               36 months
        64               30 months
        65               24 months
        66               21 months
        67               18 months
        68               15 months
   69 and over           12 months]

     (2)  the date you are no longer totally and permanently disabled; or

     (3)  the date you terminate or surrender your insurance[;

     (4)  the date the you retire, including early retirement.]

WHAT WILL BE CONSIDERED DUE PROOF OF DISABILITY?

You must provide evidence satisfactory to us that your total disability:

     (1) commenced while insurance on your life under the group policy was in force; and

     (2)  was continuous for [six] months or more.[_]

We will, from time to time, also require additional proof satisfactory to us that you continue to be totally and permanently disabled. We may also require you to submit to one or more medical examinations at our expense. However, we will not require a medical examination of you more frequently than once a year if the total disability has continued for two years.

[ARE THERE ANY LIMITATIONS?

This benefit will not be effective if your total disability results directly from intentionally self-inflicted injuries or from an act of war while you are serving in the military, naval or air forces of any country at war, declared or undeclared.]

WHEN MUST WE BE NOTIFIED?

We must receive written notice of your total disability at our home office:

     (1)  while you are living and totally disabled; and

     (2) not later than one year after the termination of your insurance under the group policy; and

     (3) within one year of the date you request as the date for the commencement of this benefit.

However, the failure to give this notice within the time provided will not invalidate the claim if it is shown that notice was given as soon as reasonably possible.


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WHAT IS YOUR COST FOR THIS BENEFIT?

There is no extra charge for this benefit; the cost is built into the cost of your insurance.

WHAT IF YOUR INSURANCE UNDER THE GROUP POLICY LAPSES?

If your insurance lapses before notice of your total and permanent disability is received at our home office, your insurance will be continued only if the notice is received within one year after your insurance lapses. Also, the total disability must have commenced prior to the date the net cash value became zero or during the grace period allowed.

WHEN IS THE BENEFIT UNDER THIS AGREEMENT INCONTESTABLE?

This agreement is subject to the incontestability provision of the group policy for each insured.

CAN INSURANCE THAT WAS CONTINUED UNDER THIS AGREEMENT BE CONVERTED?

Yes. Insurance under the group policy may be converted as set forth in your certificate during the insured's lifetime and within 31 days after the insured ceases to be totally and permanently disabled.

[IS THIS BENEFIT RETROACTIVE?

Yes. The cost of insurance, cost of riders, and administration fees falling due before we approve the insured's total disability claim will be deducted from your account value. If the claim is approved, those charges which were deducted after the insured became totally and permanently disabled will be credited to your account value.]

WILL YOUR ACCOUNT BE CREDITED WITH PREMIUM CONTRIBUTIONS AS A RESULT OF THIS BENEFIT?

No. Except for interest which accrues on the account value, the account value will not increase while insurance is being continued under this agreement. Nothing contained herein will prohibit you from paying premiums.


/s/ Dennis E. Prohofsky                                    /s/ Robert L. Senkler
-----------------------                                    ---------------------
Secretary                                                              President


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